StormHarbour Securities LP

(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:
Expires:
Estimated average burden
Hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___
                                              MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STORMHARBOUR SECURITIES LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Ave – 29th Floor
(No. and Street)

NEW YORK	NY	10018-0034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY CUGLIARI	212-905-2583
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name --- if individual, state last, first, middle name)

300 MADISON AVENUE	NEW YORK	NY	10017-0034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __GREGORY CUGLIARI__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STORMHARBOUR SECURITIES LP__, as of __DECEMBER 31__, 20, __16__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public) State of
New York

Evan R. Berman
Reg #02BE6316888
New York County
Term- 12/22/14 - 12/22/18

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

StormHarbour Securities LP
(A Delaware Limited Partnership)
Index
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Management of StormHarbour Securities LP:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of StormHarbour Securities LP (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
March 15, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	7,054,163
Receivable from brokers, dealers and clearing organizations, net		1,363,239
Deposits with clearing organizations		150,000
Securities owned, at fair value		145,836
Trade receivables, net		3,866,750
Receivable from Parent, net		607,002
Deferred tax asset (Receivable from Parent)		24,046
Total assets		13,211,036
Liabilities		
Trade payables	$	511,500
Total liabilities	$	511,500
Partners' capital		12,699,536
Total liabilities and partners' capital	$	13,211,036

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

    StormHarbour Securities LP (the "Company"), a Delaware limited partnership, was formed on April 3, 2009 and is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA").

    The Company primarily engages in trading of corporate debt securities, US government agency securities, asset backed securities and other receivables. The Company acts primarily as an agent or on a riskless principal basis and, to a lesser extent, maintains proprietary positions and trades for its own account. The Company may act as an introducing broker that provides brokerage services to both affiliated and nonaffiliated entities. The Company does not maintain custody of any assets of its customers, and as such, it claims exemption from SEC rule 15c3-3 pursuant to section K(2)(ii) of that rule..

    The Company was acquired by StormHarbour Partners LP ("SHP" or the "Parent"), a Delaware limited partnership, on July 31, 2009. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company holds a 1% general partner interest in the Company. SHP is responsible for providing certain administrative services to the Company under the terms of the administrative services agreement.

2. **Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates
    The preparation of the financial statement in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement of condition. Actual results could differ from those estimates.

    Securities Transactions
    Customer accounts are held by clearing brokers. The Company does not carry customer accounts or hold funds or securities for customers. The Company operates as an introducing broker on a fully disclosed basis.

    Securities Owned
    Securities owned are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. - the exit price) in an orderly transaction between market participants at the measurement date. Proprietary transactions in regular-way trades are recorded on a trade date basis, as if they had settled. Refer to note 9 for further information about the determination of fair value.

    Translation of Foreign Currencies
    Assets and liabilities denominated in foreign currencies are translated as of year-end exchange rates.

3

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company and its affiliates are included in the consolidated federal and state income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued guidance which clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under the current guidance, there are three elements of a business-inputs, processes, and outputs. While an integrated set of assets and activities (collectively, a "set") that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. The new guidance provide a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance is effective prospectively for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact of this guidance on the Company's statement of financial condition.

In February 2016, the FASB issued guidance which amends and supersedes its previous guidance regarding leases. The new guidance requires the lessee to recognize the right to use assets and lease liabilities that arise from leases and present them in its statement of financial condition. The recognition of these lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. There continues to be a differentiation between finance leases and operating leases. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the statement of financial condition. The guidance is effective for reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact of this guidance on the Company's statement of financial condition.

3. **Transactions with Related Parties**

The Company is involved in financing and other transactions, and has related party balances with affiliates. The following table sets forth the Company's related party assets and liabilities as of December 31, 2016:

		December 31, 2016
Assets		
Receivable from Parent	$	607,002
Deferred tax asset	$	24,046

The receivable from Parent is subject to the conditions of the Company's Limited Partnership Agreement and is repayable upon demand. On February 26, 2016, the Company forgave $3,500,000 of the receivable from Parent through a non-cash distribution of Partners Capital to the Parent. Unincorporated Business Tax ("UBT") Receivable is included in the Receivable from Parent on the statement of financial condition. Refer to footnote 7 for further details.

The above transactions are settled through intercompany accounts periodically throughout the year.

4. **Receivable From and Payable to Clearing Organizations**

As of December 31, 2016, receivables from clearing organizations totaled $1,363,239 and there was no payable.

5. **Trade Receivables**

Trade receivables consist of capital markets advisory fees receivable. As of December 31, 2016, receivables totaled $3,866,750. Of this amount, $3,410,000 relates to services rendered and recorded in 2013, which the Partnership pursued in litigation and in 2016 received a favorable judgement on its claim to the receivable. Pursuant to a settlement agreement executed in connection with the litigation, the Partnership expects to receive the $3,410,000 plus $440,000 in interest. The settlement agreement also foreclosed the possibility of further litigation on this matter. In January 2017, the Partnership received $3,850,000 in full settlement of the receivable. The Partnership also recognized a finder's fee payable to a third party equal to 15% of the receivable. This is $511,500 and is included in the Trade Payables on the Statement of financial condition.

The Company may from time to time receive investment banking fees over a period in excess of one year. The receivable is recorded at its present value using an effective interest rate based on an approximation of the debtors financing rate. There are no such receivables as of December 31, 2016.

6. **Deposits with Clearing Organizations**

Under the terms of the clearing agreements between the Company and the clearing organizations, the Company is required to maintain a certain level of cash on deposit with the clearing organizations. Should the clearing organizations suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations.

As of December 31, 2016, the Company has recorded no liabilities with regard to this obligation.

As of December 31, 2016, the total deposits held at the clearing organizations totaled $150,000.

7. Income Taxes

The Company has accrued a provision for its share of New York City's Unincorporated Business Tax (NYC UBT) based on the separate return method accepted under ASC 740, "Accounting for Income taxes" ("ASC 740"). The Company is a disregarded entity for federal and state income tax purposes and therefore, ultimately SHP and, in turn SHP's partners are individually liable for their share of the federal and state income taxes.

At the balance sheet date, the Company had a deferred tax asset of $24,046. The Company does not have any uncertain tax positions recorded as of December 31, 2016.

8. Credit and Concentration Risk

The Company is exposed to credit risk on trading receivable from clearing brokers. Such credit risk is generally limited to the amount of receivable from brokers, dealers and clearing organizations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit rating of the counterparty. As of December 31, 2016, 99% of the trade receivables was receivable from one counterparty, which is fully collateralized by a cash bond held in escrow.

The Company maintains its cash in bank depository accounts and at clearing organizations, which at times may exceed the federally insured limits. The Company selects depository institutions and clearing organizations based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts or clearing firm payments. At December 31, 2016, 100% of the Company's cash and cash equivalents were held at one institution and 100% of the Company's receivables from clearing brokers were from two institutions.

9. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

Level 2   Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3   Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument

Residential Mortgage Backed Securities (RMBS) and asset backed securities may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions.

	Fair Value Measurements		
	Level 1	Level 2	Level 3
Assets			
Asset backed securities	$ -	$ -	$ 145,836
	$ -	$ -	$ 145,836

	Beginning Balance	Net Gains and Losses	Purchases	Settlements	Ending Balance
Assets					
Asset backed securities	$ 1,093,613	$ 5,346,097	$ 6,193,990	$ (12,487,864)	$ 145,836
	$ 1,093,613	$ 5,346,097	$ 6,193,990	$ (12,487,864)	$ 145,836

The unrealized loss recognized in trading gains & losses in the statement of operations for the year ended December 31, 2016 related to securities still held was $927,369.

There were no transfers between levels during the year.

(in US Dollars)

Quantitative Information about Level 3 Fair Value Measurements

Financial instrument	Fair Value December 31, 2016	Valuation Technique(s)	Inputs	Range/%
Zero Factor/Non-Cashflowing RMBS	$ 75,484	Scenario analysis - legal proceedings	Discount rate	0-25+% binary outcome
Residential Mortgage Backed Securities	70,219	Discounted net asset value & cashflow analysis	Discount rate	7-10%
Student Loan ABS	133	Discounted net asset value & cashflow analysis	Discount rate	2-4%
	$ 145,836			

The carrying amounts of cash and cash equivalents, receivable from brokers, dealers and clearing organizations, deposits with clearing organizations, trade receivables, net, receivable from parent and trade payables approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of each of these balances would be categorized as level II in the fair value hierarchy as there are no significant unobservable inputs to their fair value estimates.

10. Regulatory Requirements

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of greater of $100,000 or $6\frac{2}{3}$% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $8,055,902 which was $7,955,902 in excess of its required net capital of $100,000.

Since the Company claims an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The Company clears securities transactions on a fully disclosed basis and promptly transmits all customers' funds and securities to a clearing organization. The clearing organization carries the accounts, and maintains and preserves such books and records pursuant to rules 17a-3 and 17a-4.

11. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Except as disclosed in the FINRA Investigation which was commenced in 2012, management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's statement of financial condition.

The Company is subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation, however it is possible that any such investigations could result in disciplinary actions, including monetary sanctions, and the Company being cited for regulatory deficiencies.

In 2012, FINRA commenced an investigation of the Company into possible violations of FINRA rules and of the U.S. securities laws in connection with the purchase and sale of certain non-investment grade asset backed securities by the Company. The investigation concerns whether, and if so the extent to which the Company made misstatements to counterparties and the impact and the legal consequences of such misstatements. No litigation has been filed nor has an SEC notice been issued. Management has concluded that the probability of an unfavorable outcome and the amount of a potential loss relating to this investigation cannot be reasonably estimated.

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the minimum in the loss range is accrued. The determination of the outcome and loss estimates requires significant judgment on the part of management. To date, the Company is unable to determine whether any loss is probable or even reasonably possible or to estimate the amount of any loss or the size of any range of loss. Except as disclosed in the FINRA matter, at the present time management does not expect that, in the aggregate, the results of any regulatory exams, investigations or similar reviews (both formal and informal) will not have a material adverse effect on the Company's statement of financial condition.

12. **Subsequent Events**

Management has evaluated subsequent events through March 15, 2017 and did not identify any subsequent events.

Supplementary Schedule

StormHarbour Securities LP

(A Delaware limited partnership)
Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016   **Schedule I**

Partners' Capital	$	12,699,536
Deduct-nonallowable assets		
Securities owned, at fair value		145,836
Trade receivables, net		3,866,750
Receivable from Parent		607,002
Deferred tax asset (Receivable from Parent)		24,046
Total deductions and/or other charges	$	4,643,634
Net capital	$	8,055,902
Aggregate indebtedness		511,500
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)		100,000
Net capital in excess of minimum requirement	$	7,955,902

There are no material differences between this computation of net capital and the corresponding computation included in the Company's December 31, 2016 amended FOCUS report filed on March 15, 2017.